Exhibit 99.1

Grupo Financiero Galicia S.A.

Cuit 30-70496280-7

July 23, 2015

To: Comisión Nacional de Valores (National Securities Commission)

Re:    Grupo Financiero Galicia S.A. - Notice of payment corresponding to Class V, Series I Notes

You are hereby informed that Grupo Financiero Galicia S.A. will fully repay the outstanding principal amount of its Class V, Series I Notes issued under the Global Program for the Issuance of Short-, Mid- and/or Long-Term Notes in an aggregate principal amount equal to US$100,000,000 (or the equivalent thereof in other currencies), and under the following terms and conditions:

Domicile of Payment: 25 de Mayo Street, Buenos Aires, Argentina.

Paying Agent: Caja de Valores S.A.

Initial Payment Date: July 31, 2015.

Item: Payment of interest corresponding to the period commencing on April 30, 2015 and ended on July 31, 2015 and the principal amount corresponding to Class V, Series I Notes.

Applicable Interest Rate: Class V, Series I Notes accrue interest at a rate of BADLAR (20.4423828%) + 4.25%.

Interest and Principal Amount: The applicable interest rate for the above period is 6.223833% and the amount of interest payable is equal to Ps. 6,335,862.48. The principal payment is equal to $101,800,000.

ISIN: ARGFGA050130

Capitalized terms used herein but not otherwise defined herein shall have the respective meanings assigned thereto in the Pricing Supplement dated as of January 16, 2014.

Yours faithfully,

Grupo Financiero Galicia S.A.

A. Enrique Pedemonte

Attorney in fact

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Grupo Financiero Galicia S.A.

Cuit 30-70496280-7

July 23, 2015

To: Comisión Nacional de Valores (National Securities Commission)

Re:    Grupo Financiero Galicia S.A. - Notice of payment corresponding to Class V, Series II Notes

You we are hereby informed that Grupo Financiero Galicia S.A. will make the sixth payment corresponding to its Class V, Series II Notes issued under the Global Program for the Issuance of Short-, Mid- and/or Long-Term Notes in an aggregate principal amount equal to US$100,000,000 (or the equivalent thereof in other currencies), and under the following terms and conditions:

Domicile of Payment: 25 de Mayo Street, Buenos Aires, Argentina.

Paying Agent: Caja de Valores S.A.

Initial Payment Date: July 31, 2015.

Item: Payment of interest corresponding to the period commencing on April 30, 2015 and ended on July 31, 2015.

Applicable Interest Rate: Class V, Series II Notes accrue interest at a rate of BADLAR (20.4423828%) + 5.25%.

Interest: The applicable interest rate for the above period is 6.475888% and the amount of interest payable is equal to Ps. 5,064,144.63.

ISIN: ARGFGA050148

Capitalized terms used herein but not otherwise defined herein shall have the respective meanings assigned thereto in the Pricing Supplement dated as of January 16, 2014.

Yours faithfully,

Grupo Financiero Galicia S.A.

A. Enrique Pedemonte

Attorney in fact

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.